EXHIBIT 99.2

MURPHY OIL CORPORATION

PERFORMANCE-BASED RESTRICTED STOCK UNIT GRANT AGREEMENT

Performance-Based Restricted Stock Unit Award Number	Name of Grantee	Number of Restricted Stock Units Subject to this Grant

This Performance-Based Restricted Stock Unit Award (the “Award”) granted on and dated February 3, 2009, by Murphy Oil Corporation, a Delaware corporation (the “Company”), pursuant to and for the purposes of the 2007 Long-Term Incentive Plan (the “Plan”).

This Agreement is subject to the following terms and provisions:

1.	The Company hereby grants to the employee named above (the “Grantee”) a Performance-Based Award of Restricted Stock Units each equal in value to one share of Common Stock of the Company.

2.	This Award is subject to the following vesting and time lapse restrictions:

(a)	In the event that the Performance Measures are satisfied in accordance with the Plan as set forth in point 3 below, the size of the Award will be determined and the Grantee will be paid in the value of his units in shares of Company stock during the first quarter of the fiscal year immediately following the completion of the three year performance measurement period.

(b)	In the event that the Grantee terminates his employment anytime prior to the completion of the full three-year performance measurement period, except for reason of death, disability, or retirement as set forth below, he will forfeit all units pursuant to this Award.

(c)	In the event of death, disability, or retirement, the Grantee will receive the pro-rata number of units earned for performance completed based upon the number of months worked pursuant to this Award up to the time of the death, disability, or retirement event. In the event that the Performance Measures are satisfied in accordance with the Plan and as set forth in point 3 below, the size of the Award will be determined and the Grantee will be paid his shares during the first quarter of the fiscal year immediately following the completion of the three year performance measurement period.

3.

The Performance Measure for this Award is Murphy Oil Corporation’s total shareholder return (“TSR”) over the four applicable measurement periods compared to the TSR of the Company’s peer group. The amount of the award earned is based on Murphy’s percentile ranking in TSR over each of the four performance periods compared to that of the peer group. The portion of the award earned will be interpolated for points between the 25th and 90th percentiles.

Percentile Rank
Percentile Rank	Payout Percentage
Below 25th Percentile	0.0%
25th Percentile	50.0%
50th Percentile	100.0%
75th Percentile	125.0%
At or Above 90th Percentile	150.0%

EXHIBIT 99.2 (Contd.)

Performance Schedule - Performance Based Restricted Stock Unit Grant *

Number of Units Available
Percent (%) of Restricted Stock Units Allocated to Measurement Period	Measurement Period Murphy TSR vs. Peer Group TSR	Murphy TSR Equals 25th Percentile of Peer Group TSR	Murphy TSR Equals 50th Percentile of Peer Group TSR	Murphy TSR Equals 75th Percentile of Peer Group TSR	Murphy TSR Equals 90th Percentile of Peer Group TSR	Date when Units Earned will be Paid

25%	1-01-09 through 12-31-09					1st Qtr 2012

25%	1-01-10 through 12-31-10					1st Qtr 2012

25%	1-01-11 through 12-31-11					1st Qtr 2012

25%	1-01-09 through 12-31-11					1st Qtr 2012

*

For any measurement period, the number of restricted stock units earned applicable to that measurement period will be zero (“0”) if Murphy’s TSR is less than the 25th percentile of the Peer Group’s TSR.

4.	The Award will fully vest and 100 percent of the performance-based restricted stock units will be deemed to be earned at the target level of performance and will be paid in full, without restrictions, upon the occurrence of a Change in Control (as such term is defined in the Plan) provided, however, that no payment will be made until the first quarter of 2012 unless the Change in Control also qualifies as a change in the ownership or effective control of Murphy Oil Corporation, or in the ownership of a substantial portion of its assets, as determined under Section 409A of the Internal Revenue Code.

5.	Provided that the Performance Measures as set forth in Point 3 above are satisfied and shares are to be paid to the Grantee without restriction, such shares paid will be the net shares earned pursuant to the Performance Schedule less the number of shares which must be withheld to satisfy the tax withholding requirements applicable to such payment of shares.

6.	In the event of any relevant changes in the capitalization of the Company subsequent to the payment of any shares without restriction hereunder, the number of shares shall be adjusted to reflect such change in capitalization.

7.	This Award is not assignable except as provided in the case of death and is not subject in whole or in part to attachment, execution, or levy of any kind.

8.	The Grantee shall have no voting rights with respect to shares underlying Restricted Stock Units unless and until such shares are reflected as issued and outstanding shares on the Company’s stock ledger.

9.	The holder of these Restricted Stock Units is eligible to receive a payment equivalent to the dividends paid on shares of Common Stock (as such term is defined in the Plan) equal in number to the Restricted Stock Units granted hereunder. These dividend equivalents will be accrued over the performance period and included in any award of new shares at the end of the period. In the event that shares are not earned, the accompanying accrued dividend equivalents will be forfeited.

10.	The Plan and this Agreement are administered by the Executive Compensation Committee of the Board of Directors of Murphy Oil Corporation. The Executive Compensation Committee has the full authority to interpret and administer the Plan consistent with the terms and provisions of the plan document.

Attest:	Murphy Oil Corporation

By